

November 5, 2010

Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618

Re: **OCTuS, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed on March 23, 2010
       File: 000-21092

Dear Mr. Soderquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 2

1.   Please revise future filings to update and clarify the status of your operations. We note, for example, the statement on page two that your "operations and activities are minimal," and that therefore government regulations have no impact on you. You also state on page 12 that you "did not engage in active business operations during 2008." It is unclear why you do not address 2009 or the extent to which you began active business operations.

      In this regard, it appears that your business has been focused on the August 2009 agreement with the University of California, but it is unclear what activities, if any, you have undertaken with respect to that agreement since August 2009, and it is unclear what plans you have to bring products or services related to this or any other agreement to market. Also, please revise to consolidate your business discussion in this section. We note that it appears much of your business discussion is located in your Management's

Discussion and Analysis section and page six of your Risk Factors section. You may provide cross-references as appropriate. Please see related comment below under Management's Discussion and Analysis.

2.   With respect to the University of California agreement, it is unclear why you do not disclose the "customary milestone conditions" and the consequences should you not meet them. Please revise future filings or advise.

Recent Sales of Unregistered Securities, page 9

3.   For each transaction, please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Consider revising Business and MD&A to clarify the investors and services rendered as consultants.

Management's Discussion and Analysis, page 12

Overview, page 12

4.   You state on page 12 that "OCTuS has developed OCTusSEP (Smart Energy Platform)…." It is unclear if the OCTusSEP was completed or still under development. It is also unclear:

* What you mean by your "affiliation" with California Lighting Technology Center and the Western Cooling Efficiency Center to "further development and deployment" of the Octus Smart Energy Platform.
* What you mean by "catalyze commercialization" of OCTusSEP and why you do not identify the material terms of the joint venture with Quantum Energy Solutions to "catalyze commercialization" of OCTusSEP.
* On what basis you state that Quantum Energy Solutions "has managed more than $100 million in energy projects for several hundred clients, including Safeway, Bank of America, Sears, Hewlett-Packard and Chevron." It appears that Quantum Energy's revenues for the six months ended June 30, 2010 and 2009 were $112,908 and $477,412, respectively.
* To what extent your principal operations involve commercial business through SmartLightSupply.com, as referenced on page 12.

Please revise future filings to clarify in quantitative and qualitative terms the status of significant projects, and avoid references to specific dollar amounts of historical "projects" or include qualifying language to put them in context.

Liquidity and Capital Resources, page 13

5.   Please revise future filings to clearly address your liquidity position, sources and uses of cash, and how you plan to meet your ongoing expenses in the short and long term. In this regard, it is unclear how you anticipate funding increased salary, general & administrative expenses, costs related to the development of your product(s), loan service

payments, and so forth. Disclose your cash balance as of the most recent practicable date. Also, it appears that you do not describe the material terms of your AGS Capital Group equity line and the material conditions you must satisfy before you are able sell shares pursuant to the agreement.

6.   Please revise this section to identify your material loan agreements, including all material terms.

Notes to Consolidated Financial Statements

Note 6 – Convertible Notes Payable, page 26

7.   We note that you issued convertible notes payable in the amount of $135,000 during the year ended December 31, 2009. We also note that you recorded $63,817 as the intrinsic value of the conversion feature relating to these notes. Please explain how you analyzed the conversion feature and the guidance you are relying upon for this transaction.

Note 9 – License Agreement, page 29

8.   You disclose that in August 2009, you entered into an exclusive license agreement with The Regents of the University of California to acquire exclusive rights under a provisional U.S. patent application and related intellectual property relating to an evaporative cooling technology known as "Wickool." Please revise to disclose the milestone payments you are required to pay as well as any other financial commitments including funds to support the product, commencement of manufacturing and commencement and progress of commercial sales.   Please clarify your total commitments under the terms of this agreement and file this agreement as an exhibit.

Item 9A(T). Controls and Procedures, page 30

9.   We note that management's annual report on internal control over financial reporting (ICFR) excludes the following required disclosures:
        a. disclosure of the framework used to evaluate ICFR,
        b. a conclusion on management's assessment of ICFR, and
        c. disclosure of the impact of the material weaknesses on ICFR.

        Refer to SEC Release 33-8810 Section II(B)(1) for additional guidance. Please amend your filing to provide this information.

Section 302 Certifications

10.   We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
        • you replaced the word "report" with "annual report" in various instances

- you replaced the phrase "the registrant's other certifying officer(s) and I" with "I" in various instances
- the head note to paragraphs 4 <u>and</u> 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K

Please revise your certifications to address the issues above.

Changes in Internal Controls, page 30

11.   Please revise to disclose any changes in ICFR during your last fiscal quarter, not "during the last fiscal year", in accordance with Item 308(c) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 31

12.   Please revise your annual report to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve on your board, in light of your business and structure. See Item 401(e) of Regulation S-K.

13.   Please advise us whether John Argo, your Director of Energy Projects & Finance, Tobin Richardson, your Senior Advisor for Energy Markets, or Silva Gunda, Senior Engineer would be considered significant employees under Item 401(c) of Regulation S-K. If so, please revise your disclosure accordingly.

Executive Compensation, page 33

14.   Please revise your summary compensation table to include your prior principal executive officers David S. Pere and Josi Ben Rubi.

15.   We note your disclosure on page 33 that your executive officers "stipulate that the annual compensation to each is $180,000 to be paid upon receipt of sufficient capital …" and "waived their rights to the portions of their wages that remain unpaid as of December 31, 2009." Please revise to clarify, as your employment agreements, filed with your Form 10-K filed on April 15, 2009 and Form 10-Q filed on August 14, 2009, and your disclosure on page 34 appear to indicate that these amounts are deferred, not waived. Further, Exhibits 10.6 and 10.7 to your Form 10-Q filed on August 14, 2009 appear to indicate that these amounts are deferred at the discretion of the board and are to be paid no later than March 15, 2010. Please revise to reconcile these exhibits with your disclosure on page 34 that your unpaid officer salaries are deferred upon reaching certain milestones.

16.   We note that your executive officers each received 15,000,000 shares of common stock for services rendered in 2009, but your summary compensation table does not include a stock award column required by Item 402(n)(2)(v). Please revise accordingly.

Christian Soderquist
OCTuS, Inc.
November 5, 2010
Page 5

17.   We note your disclosure that the Company may repurchase the stock issued to Mr.
        Soderquist and Mr. Ecker if they do not meet four milestone events within one year of the
        effective date of the Restricted Stock Purchase Agreements. You also disclose on page
        34 that the milestones were met "in their entirety prior to February, 24, 2010." Please
        revise to clarify who determines whether they complied with milestones and identify how
        they satisfied each milestone.

Certain Related Parties and Related Transactions, page 36

18.   On page 20 of your financial statements, you list $4,993 in Accrued payable-related
        parties and $63,986 in Accrued Liabilities-related parties for the fiscal year ended
        December 31, 2009. Further, a Convertible note payable balance of $441,853 existed as
        of December 31, 2008, so it appears to have still existed at some point in your last fiscal
        year. Please revise this section to provide the disclosure required under Item 404.

Exhibits, page 37

19.   We note that the only exhibits that you have filed with your annual report are your
        Section 302 and 906 certifications. Please amend your Form 10-K to include all of the
        exhibits that are required to be filed pursuant to Item 601 of Regulation S-K. If you
        intend to incorporate an exhibit that was included with a previous filing, you must
        indicate so in your exhibit index on page 37 by identifying the exhibit and the filing
        where it was filed.

Form 10-Q for the Quarter Ended March 31, 2010

Income Statement, page 4

20.   Revise to disaggregate product sales and service revenue (revenue from energy projects).

Note 1 – Summary of Significant Accounting Policies, page 6

21.   Provide a revenue recognition policy note that discloses your method of recognizing
        revenue for product sales and for revenue attributable to energy projects. The disclosure
        should be specific to each revenue-generating activity and avoid the boilerplate
        information contained in the 10-K policy note.

Management's Discussion and Analysis
Results of Operations for the three months ended March 31, 2010 Compared to the Three
Months Ended March 31, 2009, page 14

22.   You recognized revenue for the first time during the quarter ended March 31, 2010 and
        attributed it to product sales and execution of energy projects. Revise the discussion to
        clarify the nature of the products sold and the energy projects that were executed.

Disclose and discuss the revenue attributable to product sales separately from revenue attributable to energy projects.

23.   We note that you entered into a seven-year, non-exclusive license agreement with EcoNexus, LLC for certain rights to EcoNexus's Environmental Impact Manager technology, as disclosed on page 10 of your Form 10-Q filed on May 24, 2010. It appears this is a material agreement. Please file this agreement as an exhibit and disclose how this technology fits within your plan of operation.

10-Q for the Quarter Ended June 30, 2010
Note 3 – Business Combination, page 7

24.   We note that the acquisition of Quantum was accounted for as a purchase business combination. We note also that Quantum's operations were significantly larger than your historical operations. Please explain to us whether you consider Quantum to be your predecessor. For purposes of financial statements, designation of an acquired business as a predecessor is required if a registrant succeeds to the business of another entity and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired.

Other

25.   We note disclosure in the following locations indicating that you entered or were about to enter into various projects for a number of customers: page 13 of your Form 10-Q filed on May 24, 2010, page 16 of your Form 10-Q filed on August 23, 2010, various press releases dated December 16, 2009, January 19, 2010, April 21, 2010, and June 29, 2010. Given that your revenues for the six months ended June 30, 2010 appear nominal, please revise to describe the extent to which you have such customers and clarify the nature of the agreements. Also, we note that the press release dated January 19, 2010, and available on your website, states that you "have developed a pipeline of more than $20 million in potential projects." With a view to revised disclosure, provide us the basis of the statement that you have $20 million worth of potential projects. We may have further comment.

26.   Please revise your quarterly reports to address any concerns noted above for your annual report that may be relevant for these time periods.

Form 8-K filed June 16, 2010

27.   You disclosed in this filing that financial statements of Quantum Energy Solutions would be filed within 71 days of the filing date of this 8-K. We note that these financial statements have not been filed, please amend this Form 8-K to file the required financial statements or tell us why you believe they are not required. If you believe this was not a significant business acquisition, provide all tests of significance as well as any assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director